APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tradesman Brewing Co.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Marketing Checking 2301	353.68
Operating Checking 2293	-3,660.31
Pinnacle Free Checking	2.94
Total Checking/Savings	-3,303.69
Other Current Assets	
Inventory	
Apparel	8,040.01
Finished Goods	
Kegged	-2,371.53
Packaged	-867.12
Finished Goods - Other	12.00
Total Finished Goods	-3,226.65
Ingredients	80,359.05
Other	5,051.08
Packaging	25,277.18
WIP	663.93
Inventory - Other	566.00
Total Inventory	116,730.60
Total Other Current Assets	116,730.60
Total Current Assets	113,426.91
Fixed Assets	
Lease Hold	771,591.97
15000 · Furniture and Equipment	487,118.49
17000 · Accumulated Depreciation	-209,932.89
Total Fixed Assets	1,048,777.57
Other Assets	
Accumulated Amortization	-5,157.13
Loan Origination Fee LDC	7,100.00
Loan Origination Fee Pinnacle	35,771.00
Total Other Assets	37,713.87
TOTAL ASSETS	**1,199,918.35**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	260,869.59
Total Accounts Payable	260,869.59
Credit Cards	
United Community	2,843.12
Visa	15,655.22
Total Credit Cards	18,498.34
Other Current Liabilities	
Keg Deposit	12,172.50

Tradesman Brewing Co.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Notes Payable	
Notes Payable Elizabeth Hensley	10,000.00
Notes Payable LDC	159,119.08
Notes Payable Moellering Family	26,966.12
Notes Payable Pinnacle	815,400.09
Notes Payable SG McConnell	6,679.68
Notes payable to Pinn Construct	47,480.30
Total Notes Payable	1,065,645.27
24000 · Payroll Liabilities	55,054.90
25500 · Sales Tax Payable (current)	1,818.66
Total Other Current Liabilities	1,134,691.33
Total Current Liabilities	1,414,059.26
Total Liabilities	1,414,059.26
Equity	
Additional Paid In Capital	76,552.00
C Winn Equity	74,750.00
Common Stock	750.00
Daffin Equity	3,000.00
Dollard Equity	4,714.73
Eilers Equity	5,000.00
Fannin Equity	10,000.00
Ferguson Equity	5,000.00
Moellering Equity	10,000.00
30400 · B McConnell Equity	94,458.00
30600 · S McConnell Equity	94,458.00
32000 · Retained Earnings	-510,383.63
Net Income	-82,440.01
Total Equity	-214,140.91
TOTAL LIABILITIES & EQUITY	1,199,918.35

Tradesman Brewing Co.
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales Income	
Keg Sales	81,264.82
Packaged Sales	31,620.00
Total Sales Income	112,884.82
47900 · Sales	330,094.28
Total Income	442,979.10
Cost of Goods Sold	
Cost of Goods Sold	
Inventory Adjustment	-11,566.93
Cost of Goods Sold - Other	34,704.06
Total Cost of Goods Sold	23,137.13
Taproom Transfer	18,107.72
52900 · Purchases - Resale Items	10,086.14
Total COGS	51,330.99
Gross Profit	391,648.11
Expense	
Accountant	3,519.00
Equipment	2,442.98
Equipment Rental	8,420.75
Legal and Professional Expenses	1,521.00
Licenses & Permits	311.00
Tasting Room supplies	14,533.89
Tax	
City of Charleston- Hospitality	0.00
Excise	3,008.16
SCDOR-sales	0.00
Tax - Other	0.00
Total Tax	3,008.16
Taxes Payroll	11,999.99
WIP Loss	3,042.70
60000 · Advertising and Promotion	1,153.45
60400 · Bank Service Charges	
Credit Card processing fees	8,493.40
60400 · Bank Service Charges - Other	2,774.41
Total 60400 · Bank Service Charges	11,267.81
61000 · Business Licenses and Permits	653.20
61400 · Charitable Contributions	9,631.25
62500 · Dues and Subscriptions	130.00
63300 · Insurance Expense	
Life Insurance for loan	358.85
Workman's Comp Insurance	2,289.90
63310 · General Liability Insurance	3,678.01
63320 · Health Insurance	31,665.34
Total 63300 · Insurance Expense	37,992.10
63400 · Interest Expense	64,247.03
64300 · Meals and Entertainment	843.92
64900 · Office Supplies	1,459.01
66000 · Payroll Expenses	160,684.64
66500 · Postage and Delivery	94.74
66700 · Professional Fees	35.00
66900 · Reconciliation Discrepancies	-0.05
67100 · Rent Expense	103,833.38

	Jan - Dec 19
67200 · Repairs and Maintenance	
Pest Control	2,290.00
Security System	645.00
67200 · Repairs and Maintenance - Other	3,798.77
Total 67200 · Repairs and Maintenance	6,733.77
68000 · Taxes - Property	10,235.67
68400 · Travel Expense	375.79
68600 · Utilities	
Charleston Water System	7,014.10
Comcast	4,510.65
North Charleston Sewer District	55.00
SCE&G--0202 King	6,314.40
SCE&G--0293 King	17,883.14
68600 · Utilities - Other	6,079.47
Total 68600 · Utilities	41,856.76
Total Expense	500,026.94
Net Ordinary Income	-108,378.83
Other Income/Expense	
Other Income	
Forgiven loans	20,000.00
Other Income	5,937.50
70200 · Interest Income	1.32
Total Other Income	25,938.82
Other Expense	
80000 · Ask My Accountant	0.00
Total Other Expense	0.00
Net Other Income	25,938.82
Net Income	**-82,440.01**

Tradesman Brewing Co.
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-82,440.01
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	1,029.45
Inventory	-160.00
Inventory:Finished Goods:Kegged	4,240.76
Inventory:Finished Goods:Packaged	1,365.35
Inventory:Ingredients	-8,414.14
Inventory:Other	-449.61
Inventory:Packaging	-10,121.26
Inventory:WIP	957.82
20000 · Accounts Payable	-11,849.78
United Community	2,843.12
Visa	-587.54
Keg Deposit	-5,951.50
Marketing Fund	-4,881.45
Notes Payable:Notes Payable Dollard family	-4,714.73
Notes Payable:Notes Payable LDC	-19,245.55
Notes Payable:Notes Payable Lynne Jones	-20,000.00
Notes Payable:Notes Payable Miranda Eilers	-5,000.00
Notes Payable:Notes Payable Moellering Family	-10,000.00
Notes Payable:Notes Payable Pinnacle	-20,299.44
Notes Payable:Notes Payable SG McConnell	-6,070.88
Notes Payable:Notes payable to Pinn Construct	8,360.64
24000 · Payroll Liabilities	32,031.65
25500 · Sales Tax Payable (current)	1,818.66
Net cash provided by Operating Activities	-157,538.44
INVESTING ACTIVITIES	
Construction in process equipme	10,000.00
Lease Hold	-23,082.16
15000 · Furniture and Equipment	-10,000.00
Net cash provided by Investing Activities	-23,082.16
FINANCING ACTIVITIES	
C Winn Equity	25,000.00
Daffin Equity	3,000.00
Dollard Equity	4,714.73
Eilers Equity	5,000.00
Fannin Equity	10,000.00
Ferguson Equity	5,000.00
Moellering Equity	10,000.00
30400 · B McConnell Equity	29,500.00
30600 · S McConnell Equity	29,500.00
32000 · Retained Earnings	42,672.81
Net cash provided by Financing Activities	164,387.54
Net cash increase for period	-16,233.06
Cash at beginning of period	12,929.37
Cash at end of period	**-3,303.69**

Tradesman Brewing Co.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Operating Checking 2293	3,005.48
Synovus	1,000.00
Total Checking/Savings	4,005.48
Accounts Receivable	
Accounts Receivable	-6,005.00
Total Accounts Receivable	-6,005.00
Other Current Assets	
Inventory	
Apparel	8,040.01
Finished Goods	
Kegged	809.33
Packaged	8,236.56
Finished Goods - Other	12.00
Total Finished Goods	9,057.89
Ingredients	88,703.71
Other	6,302.44
Packaging	32,090.52
WIP	982.94
Inventory - Other	566.00
Total Inventory	145,743.51
Prepaid Expenses	9,889.00
12000 · Undeposited Funds	895.00
Total Other Current Assets	156,527.51
Total Current Assets	154,527.99
Fixed Assets	
Lease Hold	771,591.97
15000 · Furniture and Equipment	471,173.49
17000 · Accumulated Depreciation	-209,932.89
Total Fixed Assets	1,032,832.57
Other Assets	
Accumulated Amortization	-5,157.13
Loan Origination Fee LDC	7,100.00
Loan Origination Fee Pinnacle	35,771.00
Total Other Assets	37,713.87
TOTAL ASSETS	**1,225,074.43**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	219,445.33
Total Accounts Payable	219,445.33
Credit Cards	
United Community	710.78
Visa	2,773.55
Total Credit Cards	3,484.33

Tradesman Brewing Co.
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Other Current Liabilities	
Clover Capital Finance	15,287.93
EIDL loan	199,500.00
Keg Deposit	3,490.00
Notes Payable	
Notes Payable Elizabeth Hensley	10,000.00
Notes Payable LDC	144,232.30
Notes Payable Moellering Family	26,966.12
Notes Payable Pinnacle	815,400.09
Notes Payable SG McConnell	1,909.10
Notes payable to Pinn Construct	47,230.30
Total Notes Payable	1,045,737.91
PPP	42,773.65
24000 · Payroll Liabilities	69,460.93
25500 · Sales Tax Payable (current)	1,818.66
Total Other Current Liabilities	1,378,069.08
Total Current Liabilities	1,600,998.74
Total Liabilities	1,600,998.74
Equity	
Additional Paid In Capital	76,552.00
C Winn Equity	74,750.00
Common Stock	750.00
Daffin Equity	3,000.00
Dollard Equity	4,714.73
Eilers Equity	5,000.00
Fannin Equity	10,000.00
Ferguson Equity	5,000.00
Moellering Equity	10,000.00
30400 · B McConnell Equity	94,458.00
30600 · S McConnell Equity	94,458.00
32000 · Retained Earnings	-592,823.64
Net Income	-161,783.40
Total Equity	-375,924.31
TOTAL LIABILITIES & EQUITY	1,225,074.43

Tradesman Brewing Co.
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Sales Income	
Keg Sales	41,002.00
Packaged Sales	24,825.50
Sales Income - Other	160.00
Total Sales Income	65,987.50
47900 · Sales	308,500.57
Total Income	374,488.07
Cost of Goods Sold	
Cost of Goods Sold	
Inventory Adjustment	3,164.11
Cost of Goods Sold - Other	27,150.66
Total Cost of Goods Sold	30,314.77
Taproom Transfer	13,272.12
52900 · Purchases - Resale Items	11,301.14
Total COGS	54,888.03
Gross Profit	319,600.04
Expense	
Accountant	6,868.51
Equipment	17,125.82
Equipment Rental	8,856.17
Legal and Professional Expenses	10,726.18
Licenses & Permits	1,797.63
Tasting Room supplies	9,498.59
Tax	
City of Charleston- Hospitality	2,097.20
Excise	4,681.81
SCDOR-sales	24,196.71
TTB-alcohol	613.51
Tax - Other	1,591.01
Total Tax	33,180.24
WIP Loss	4,209.48
60000 · Advertising and Promotion	2,306.25
60400 · Bank Service Charges	
Credit Card processing fees	8,834.18
60400 · Bank Service Charges - Other	2,354.33
Total 60400 · Bank Service Charges	11,188.51
61000 · Business Licenses and Permits	1,000.00
62500 · Dues and Subscriptions	315.00
63300 · Insurance Expense	
Life Insurance for loan	558.68
Workman's Comp Insurance	908.42
63310 · General Liability Insurance	19,331.84
63320 · Health Insurance	20,673.59
63300 · Insurance Expense - Other	100.00
Total 63300 · Insurance Expense	41,572.53
63400 · Interest Expense	18,554.07
64300 · Meals and Entertainment	669.05
64900 · Office Supplies	1,992.64
66000 · Payroll Expenses	144,810.58
66500 · Postage and Delivery	843.97
66900 · Reconciliation Discrepancies	8.96
67100 · Rent Expense	113,514.85

Tradesman Brewing Co.
Profit & Loss
January through December 2020

	Jan - Dec 20
67200 · Repairs and Maintenance	
Pest Control	2,040.00
Security System	780.00
67200 · Repairs and Maintenance - Other	12,175.87
Total 67200 · Repairs and Maintenance	14,995.87
68000 · Taxes - Property	3,920.56
68400 · Travel Expense	371.49
68600 · Utilities	
Charleston Water System	7,339.55
Comcast	6,329.63
SCE&G--0202 King	7,728.78
SCE&G--0293 King	21,254.93
Total 68600 · Utilities	42,652.89
Total Expense	490,979.84
Net Ordinary Income	-171,379.80
Other Income/Expense	
Other Income	
Other Income	11,219.32
70200 · Interest Income	5.86
Total Other Income	11,225.18
Other Expense	
COVID-19	1,086.95
Late Fee	198.30
80000 · Ask My Accountant	343.53
Total Other Expense	1,628.78
Net Other Income	9,596.40
Net Income	**-161,783.40**

Tradesman Brewing Co.
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-161,783.40
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	6,005.00
Inventory:Finished Goods:Kegged	-3,180.86
Inventory:Finished Goods:Packaged	-9,103.68
Inventory:Ingredients	-8,344.66
Inventory:Other	-1,251.36
Inventory:Packaging	-6,813.34
Inventory:WIP	-319.01
Prepaid Expenses	-9,889.00
20000 · Accounts Payable	-41,424.26
United Community	-2,132.34
Visa	-12,881.67
Clover Capital Finance	15,287.93
EIDL loan	199,500.00
Keg Deposit	-8,682.50
Notes Payable:Notes Payable LDC	-14,886.78
Notes Payable:Notes Payable SG McConnell	-4,770.58
Notes Payable:Notes payable to Pinn Construct	-250.00
PPP	42,773.65
24000 · Payroll Liabilities	14,406.03
Net cash provided by Operating Activities	-7,740.83
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	15,945.00
Net cash provided by Investing Activities	15,945.00
Net cash increase for period	8,204.17
Cash at beginning of period	-3,303.69
Cash at end of period	**4,900.48**

I, Sara Gayle McConnell, certify that:

1. The financial statements of Tradesman Brewing Co. INC included in this Form are true and complete in all material respects; and
2. The tax return information of Tradesman Brewing Co. INC included in this Form reflects accurately the information reported on the tax return for Tradesman Brewing Co. INC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Sara Gayle McConnell*

Name: Sara Gayle McConnell

Title: VP Operations